Exhibit 12
VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For the Years Ended December 31
Amounts in Thousands

	2005	2004	2003	2002	2001

Fixed charges:
Interest expenses before capitalization credits	$39,080	$42,260	$55,345	$56,601	$62,456
Amortization of financing costs	711	611	291	298	494
One-third of rental expense	22,520	16,553	15,140	16,976	18,281

Total fixed charges	$62,311	$59,424	$70,776	$73,875	$81,231

Earnings from continuing operations before income taxes	$480,237	$375,566	$335,080	$329,195	$339,932
Fixed charges	62,311	59,424	70,776	73,875	81,231
Capitalized interest credits	(1,934)	(1,980)	(2,116)	(2,896)	(2,708)
Amortization of capitalized interest	1,054	839	624	463	362

Earnings before income taxes as adjusted	$541,668	$433,849	$404,364	$400,637	$418,817

Ratio of earnings to fixed charges	8.7	7.3	5.7	5.4	5.2